As filed with the Securities and Exchange Commission on February 9, 2000
                                                       Registration No. ________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                                NEW SYSTEMS, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)


           Nevada                                           87-0454377
-------------------------------             ------------------------------------
(State or other jurisdiction of             (IRS Employer Identification Number)
incorporation or organization)


                               5 Clancy Lane South
                         Rancho Mirage, California 92770
          ------------------------------------------------------------
          (Address of principal executive offices, including zip code)


                                 (760) 346-5961
                          ---------------------------
                          (Issuer's Telephone Number)


           Securities to be Registered Pursuant to 12(b) of the Act:


Title of Each Class                               Name of Each Exchange on Which
to be so Registered                               Each Class is to be Registered
-------------------                               ------------------------------
        N/A                                                    N/A


        Securities to be Registered Pursuant to Section 12(g) of the Act:

                          Common Stock; $.001 per share
                          -----------------------------
                                (Title of Class)

================================================================================

                                TABLE OF CONTENTS



                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS............................................   1
ITEM 2.  PLAN OF OPERATION..................................................   2
ITEM 3.  DESCRIPTION OF PROPERTY............................................   4
ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT.........................................................   5
ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS...................................   6
ITEM 6.  EXECUTIVE COMPENSATION.............................................   6
ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.....................   6
ITEM 8.  DESCRIPTION OF SECURITIES..........................................   7

                                     PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
         COMMON EQUITY AND RELATED STOCKHOLDER MATTERS......................   7
ITEM 2.  LEGAL PROCEEDINGS..................................................   7
ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS......................   7
ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES............................   8
ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS..........................   8

                                    PART F/S

                          INDEX TO FINANCIAL STATEMENTS

                                    PART III

ITEM 1.  INDEX TO EXHIBITS.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

INITIAL BUSINESS OPERATIONS

     New Systems, Inc. (the "Company") was incorporated under the laws of the State of Nevada on December 10, 1987, under the name of Municipal Systems, Inc., for the purpose of acquiring all of the issued and outstanding common stock of CSH Corporation, a Utah corporation ("CSH"), from its stockholder. The Company was initially capitalized with $50,000 from its organizers. Subsequently, a public offering (the "Offering"), which yielded $300,000 in proceeds before deducting commissions and other costs of the offering, was undertaken by the Company for the purpose of raising sufficient capital to acquire the common stock of CSH and to raise operating capital for CSH. Upon completion of the Offering the Company completed its acquisition of all issued and outstanding stock of CSH. After the acquisition of the CSH stock, CSH was operated as a wholly owned subsidiary but was never profitable and on November 1, 1991, the
Utah State Department of Commerce issued a Certificate of Involuntary Dissolution to CSH.

ACTIVITIES SUBSEQUENT TO CSH

     The Company did not engage in any business activities other than the operation of CSH through late 1991 at which time the elected directors of the Company resigned from their positions as directors. After the resignation of the directors, Mr. Denny W. Nestripke, who originally organized the Company and was its president during the period of its initial public offering and was later retained as a consultant, was appointed its sole director and president. Rather than receiving cash consideration for his past consulting services Mr. Nestripke was issued shares of the Company's common stock. The Company also authorized the issuance of shares of the Company's common stock for the purpose of: a) paying any cost and expenses which the Company may incur in order to maintain its corporate existence; b) having sufficient capital for the Company to investigate possible reorganization; and c) to pay such fees and costs as Mr. Nestripke deemed appropriate.

     In December of 1997, Mr. Nestripke brought another individual, Mr. Lloyd T. Rochford, into the leadership of the Company. On January 22, 1999, Mr. Nestripke resigned from the Company for health reasons. Mr. Rochford has now assumed the position of director of the Company and is the Company's chief executive and financial officer. In addition, the financial consulting firm of KM Financial, Inc. was retained, effective concurrent with Mr. Rochford's appointment.

     On March 2, 1999, the Company's stockholders approved the following actions: a) a change in the Company's name to New Systems, Inc. ("New Systems") and b) a 1:250 reverse split of the Company's outstanding common stock.

CURRENT BUSINESS

     The Company is currently not engaged in any business operations other than seeking to locate an existing business or business assets ("Target Corp.") with which the Company could enter into a merger, acquisition or other corporate reorganization. The utilization of an existing public corporation in a reorganization with an existing business operation or in conjunction with a business plan, is highly speculative. Furthermore, no assurance can be given that after a reorganization has taken place that the acquired entity will be able to maintain or achieve any earnings. There is also no assurance that the

Company's securities will achieve acceptance by the investing public or supported in the marketplace by broker/dealers, investment advisors or others who can or could influence the price of the Company's securities in the marketplace.

ITEM 2. PLAN OF OPERATION

     The Company did not have any operations during either of the fiscal years ended December 31, 1998 and 1999. The Company's only operations during such years involved the preliminary investigation of one or more potential business opportunities, none of which have come to fruition.

     The Company will continue to seek a Target Corp. with which the Company can enter into a merger, acquisition or other corporate reorganization. The Company has no set guidelines on the type of business which the Target Corp. conducts. Management will have broad discretion in seeking a Target Corp. and structuring a reorganization. As a result of this business strategy the Company continually evaluates potential Target Corp's. Although the Company is not currently a party to any agreement, understanding or arrangement regarding any possible reorganization, the Company is always evaluating potential candidate Target Corps.

     The Company intends to comply with the reporting requirements of the SEC and state securities regulators. Such compliance requires that its financial statements be audited by an independent certified public accounting firm and will also require that legal counsel review and assist in the compliance process of a public entity. This will require that the Company seek adequate financing for such purposes.

     Since its inception, the Company has not been profitable and has used all of the monies raised in the Offering, and it is unlikely that any revenue will be generated until the Company locates a business opportunity to acquire or merge. The Company has retained the services of KM Financial, Inc. ("KM") in order to provide adequate financing for its continuing operations, as discussed herein. In so doing the Company believes that it has minimized the risk associated with being underfinanced or not being able to meet the financial obligations associated with being a corporation reporting to the SEC. The Company believes that such financing will be adequate to allow its officer to travel and incur other expenses in seeking a Target Corp and in any event, for at least the next twelve (12) months. In addition, KM shall attempt to make appropriate introductions to management of the Company in its efforts to seek an appropriate Target Corp. The Company will be investigating various business opportunities which may cost the Company not only out of pocket expenses for its management but also expenses associated with legal and accounting cost. There can be no guarantee that the Company will receive any benefits from the efforts of management to locate business opportunities.

     The Company has had no employees since its inception and does not intend to employ anyone in the future, unless its present business operations were to change. Mr. Lloyd T. Rochford, chief executive officer, chief financial officer and director of the Company will devote such time to the Company as he deems necessary in order to effectuate the Company's reorganization plans. Mr. Rochford is providing the Company with a location for its offices on a "rent free basis." The Company is not paying salaries or other form of compensation to any officers or directors of the Company for their time and effort. The Company does intend to reimburse its officers and directors for out of pocket costs.

CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

     EXTREMELY LIMITED CAPITALIZATION. Although the Company has enterned into an agreement with KM for the provision of the funds necessary to carry out the Company's plan of operation, such amounts may be insufficient to allow management to complete a proper analysis of any particular business opportunity. Assuming suitable prospects are identified, if ever, the Company may be unable to complete an acquisition or merger due to a lack of operating funds.

     SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES. The Company is and will continue to be an insignificant participant in the business of seeking business opportunities. A large number of established and well financed entities, including venture capital firms, have recently increased their merger and acquisition activities, especially among companies in high technology fields. Nearly all of such entities have significantly greater resources, technical expertise and managerial capabilities than the Company and. consequently, the Company will be at a competitive disadvantage in identifying suitable merger and acquisition candidates and successfully concluding a proposed merger or acquisition. Further, there is no assurance that the Company will be able to acquire a business opportunity on terms favorable to the Company.

     POTENTIAL DISADVANTAGES OF THE COMPANY'S PLAN OF OPERATION. The Company's plan of operation may involve the acquisition of or merger with a company which does not need substantial additional capital but which desires to establish a public trading market for its shares. A Company which seeks the Company's participation in attempting to consolidate its operations through a merger, reorganization, asset acquisition, or some other form of combination may desire to do so to avoid what they deem to be adverse consequences of themselves undertaking a public offering. Factors considered may include time delays, significant expense, loss of voting control and the inability or unwillingness to comply with various federal or state laws enacted for the protection of investors. Persons who wish to invest in the shares of the Company's Common Stock may be deprived of the protection of such laws. In making an investment in the Company, investor's should recognize that they may be doing so under terms which may ultimately be less favorable than making an investment directly in a company with a specific business.

     LACK OF DIVERSIFICATION. In the event the Company is successful in identifying and evaluating a suitable business opportunity, the Company will, in all likelihood be required to issue its Common Stock in an acquisition or merger transaction. Inasmuch as the Company's capitalization is limited and the issuance of additional Common Stock will result in dilution of interest for present and prospective stockholders, it is unlikely that the Company will be capable of negotiating more than one or two acquisitions or mergers. Consequently, the Company's lack of diversification may subject the Company to economic fluctuation within the particular industry in which a target company conducts business.

     POSSIBLE DILUTION. The Company's Articles of Incorporation authorizes the issuance of 250,000,000 shares of Common Stock, $.001 par value. Any acquisition effected by the Company may result in the issuance of additional Common Stock without shareholder approval and may result in substantial dilution in the percentage of ownership of the Company's shareholders. Moreover, the Common Stock issued in any such acquisition or merger transaction may be valued in a manner other than the then trading value of the Company's Common Stock, thus resulting in additional reduction in the ownership percentage of the Company's shareholders.

     POSSIBLE CHANGE IN CONTROL AND MANAGEMENT. The successful completion of a merger or acquisition may result in a change of control of the Company. This could result from the issuance of a large percentage of the Company's authorized

Common Stock or the sale by one or more present shareholders of all or a portion of their stock or a combination of both. Any such change in control may also result in the resignation or removal of Mr. Rochford. If there is a change in management, no assurance can be given as to the experience or qualification of such persons either in the operation of the Company's current activities or in the operation of the business, assets or property being acquired.

     POSSIBLE FAILURE TO RECOVER COSTS OF FAILED ACQUISITION OR MERGER. It is anticipated that the investigation of specific business opportunities and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys, and others. If a decision is made not to participate in a specific business opportunity, the costs incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss to the Company of the related costs incurred.

     TAXATION. In the course of any acquisition or merger the Company may undertake, a substantial amount of attention will be focused upon federal and state tax consequences to both the Company and the "target" company. Presently, under the provisions of federal and various state tax laws, a qualified reorganization between business entities will generally result in tax-free treatment to the parties to the reorganization. While the Company expects to undertake any merger or acquisition so as to minimize federal and state tax consequences to both the Company and the target company, there is no assurance that such business combination will meet the statutory requirements of a reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A nonqualifying reorganization could result in the imposition of both federal and state taxes which may have substantial adverse effect on the Company.

     NO ASSURANCE OF PUBLIC MARKET. There is not currently an active trading market for the Company's securities and there is no assurance that one will develop or, if developed, that it will continue. Any investor in the Company's securities may, therefore, have difficulty in selling such securities should they desire to do so.

     DIVIDENDS. No dividend has been paid on the Common Stock since inception and none is contemplated in the foreseeable future.

ITEM 3. DESCRIPTION OF PROPERTY

     The Company does not own any property. The Company maintains a mailing address and telephone at the office of Mr. Rochford, the Company's sole director and officer. The Company is not charged any fee or other cost by Mr. Rochford for such office space.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table provides information relative to the Company's common stock held by management and any person or any group known to the Company to be the beneficial owner of more than five percent of the Company's issued and outstanding common stock as of December 31, 1999. This table takes into account a 1: 250 reverse split of the Company's common stock which took effect on March 2, 1999.

NAME OF BENEFICIAL                                                PERCENT OF
OWNER AND ADDRESS                    NUMBER OF SHARES         COMMON STOCK OWNED
--------------------------           ----------------         ------------------
Lloyd T. Rochford                       295,392                      24.6%
5 Clancy Lane South
Rancho Mirage, CA 92270

Stanley McCabe                           60,296 (1)                   5.0%
5922 S. Atlantic Pl.
Tulsa, OK 74105

William Parsons                         279,008 (2)                  23.3%
6350 E. Thomas Road, #240
Scottsdale, AZ 85251

KM Financial, Inc.                      279,008 (3)
6350 E. Thomas Road, #240
Scottsdale, AZ  85251

All directors and officers
 as a group (one person)                295,392                      24.6%

----------
(1) Includes shares owned by Stanton Oil & Gas, Ltd. of which Mr. McCabe's wife is the sole stockholder.

(2) Includes shares registered in the name of KM Financial, Inc., Mr. Parsons' wife and shares held by Mr. Parsons as a custodian.

(3) Includes shares registered in the name of William Parsons, Mr. Parsons' wife and shares held by Mr. Parsons as custodian.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

     Listed below is the name of the Company's sole officer and director who was elected by a consent of the majority of the Company's stockholders effective as of March 2, 1999.

Lloyd T. Rochford     Director, President,  Secretary, Treasurer. For the period
(age 53)              of one year or until a  successor  is duly  qualified  and elected.  Acknowledged willingness to serve such positions on  December  5, 1997 and has  served  in such  capacities since January 22, 1999. Mr. Rochford currently serves as a director of Elligent  Consulting  Group,  Inc., a position
                      which  he  has  held  since  1997.   In  addition  to  the
                      foregoing,  from its inception to June, 1997, Mr. Rochford also  served as a  director  of Magnum  Hunter  Resources,
                      Inc.,  a  natural  resource   corporation  listed  on  the
                      American Stock Exchange. In addition to serving in the capacities mentioned, Mr. Rochford is an independent financial consultant and administers his own investment portfolio, comprised of investments in securities, real estate and natural resource properties.

ITEM 6. EXECUTIVE COMPENSATION

     The Company has not paid any cash compensation to any employee during the three year period ending December 31, 1999. When Mr. Rochford acknowledged his willingness to serve the Company as its director and sole officer, he received 295,392 shares of the Company's common stock valued at $73,848 for accepting such positions. Inasmuch as the Company's common stock was not listed on an exchange or quoted by a broker/dealer in the over-the-counter market, no value for the Company's common stock could readily be determined. Consequently, the par value of the Company's common stock was used to determine the fair market value.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On December 5, 1997, Mr. Rochford and KM were issued 295,392 and 79,008 shares of common stock, respectively. The monetary value placed on these shares of common stock at that time was $73,848 and $19,752, respectively. The 295,392 shares of common stock were issued to Mr. Rochford as compensation for his willingness to accept the position as director and chief executive and financial officer of the Company. Subsequent to the issuance of these shares, Mr. Rochford has received no additional compensation. The 79,008 shares of common stock were issued to KM for providing services on an ongoing basis relative to seeking a Target Corp. and in arranging for such financing as the Company may need to carry out its plan of operation. The Company did not enter into any agreement or have any type of other arrangement with Mr. Rochford or KM which would cause the issuance of these shares to be contingent on the happening of any event or the passage of a certain time period. Thus, these shares were fully paid as of December 5, 1997.

ITEM 8. DESCRIPTION OF SECURITIES

COMMON STOCK

     The Company is authorized to issue 250,000,000 shares of Common Stock, $.001 par value per share, of which 1,200,002 are outstanding as of the date of this Registration Statement.

     Holders of the Common Stock are entitled to one vote for each share owned for all matters to be voted on by the shareholders. Holders of the Common Stock are entitled to receive dividends as may be declared from time to time by the Board of Directors, and in the event of any liquidation dissolution or winding up of the affairs of the Corporation are entitled to receive a pro rata share of any assets of the corporation legally available for distribution. There are no redemption or sinking fund provisions applicable to the Common Stock. The rights of the holders of the Common Stock are subject to any rights that may be fixed for the holders of preferred stock, if and when any preferred stock is issued. The Common Stock currently outstanding is validly issued, fully paid and nonassessable.

PREFERRED STOCK

     None authorized

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     The following information is current as of December 31, 1999. There is not a public trading market for the Company's common stock, nor has there been a public trading market during the past three fiscal years ending December 31, 1999. The Company has 1,200,002 shares of common stock issued and outstanding. There are no outstanding options or warrants to purchase, or securities convertible into, the Company's common stock. Of the 1,200,002 shares of common stock issued and outstanding, 614,000 shares are restricted securities all of which are available for resale pursuant to Rule 144 of the Securities Act of 1933. As of December 31, 1999, the Company has 120 shareholders of record. Since its inception, the Company has not paid any dividends and it is not anticipated that the Company will pay any dividends in the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS

     The Company is not subject to any actual or pending legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     The following information is being provided with respect to all securities that the Company sold within the past three years without registering such securities under the Securities Act. Any references made herein to the number of shares of the Company's common stock have taken into account a 1:250 reverse split of the Company's common stock which took effect on March 2, 1999.

     Pursuant to a board of directors meeting held on December 5, 1997, Mr. Rochford and KM were issued 295,392 and 79,008 shares of common stock, respectively. These shares were valued at one mill per share and were issued as compensation to Mr. Rochford for his willingness to accept the position as director and chief executive and financial officer of the Company. Additionally, KM was issued its shares, which were also valued at one mill per share, for providing services on an ongoing basis relative to seeking a Target Corp. and in arranging for such financing as the Company may need to continue conducting its operations as stated.

     On May 26, 1999, the Issuer sold an additional 200,000 shares of its common stock to KM for $20,000 or $.10 per share. In each of these issuances, the Company relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company shall indemnify its directors, officers, employees and agents in any action which is brought against them by or in the right of the Company or in any action which is brought against them other than by or in the right of the Company. By acceptance of a directorship, by taking any action which would be synonymous with that of a duly appointed officer or any activities which an employee or agent undertakes believing such to be authorized by any individual representing the Company as an officer and/or director, the Company has entered into an agreement with such individual for purposes of indemnification. Such agreement provides that the expenses, including attorneys' fees and any "out of pocket costs" incurred or the loss of income arising from time commitments necessary to defend a civil or criminal action, suit or proceeding must be paid by the Company as they are incurred and in advance of the final disposition of the action, suit or proceeding. The termination of the suit by judgment, settlement, conviction or upon a plea of NOLO CONTENDERE shall not, of itself, create a presumption that the person being indemnified did not act in accordance to such person's belief that the best interests of the Company and that of its shareholders were not the prevailing motive in such persons conduct. Thus, unless evidence is presented against the person being indemnified that such person acted willfully and in a grossly negligent manner in direct violation of existing statutes, the Company shall indemnify such individual in all possible respects.

                                    PART F/S

     Reference is made to the Consolidated Financial Statements, together with the notes thereto and the reports thereon of Hansen Barnett and Maxwell, Certified Public Accountants appearing on pages F-1 through F-10 of this Form 10.

INDEX TO FINANCIAL STATEMENTS

     Report of Independent Certified Public
     Accountants, Hansen Barnett and Maxwell                                 F-1

     Consolidated Financial Statements:

     Balance Sheet as of December 31, 1999                                   F-2

     Statements of Operations for the years
     ended December 31, 1999 and 1998 and for the
     cumulative period from December 10, 1987
     (Date of Inception) through December 31, 1999                           F-3

     Statements of Stockholders' Equity (Deficit) for the
     period from December 19, 1987 (Date of Inception)
     through December 31, 1996 and for the years ended
     December 31, 1997 through December 31, 1999                             F-4

     Statements of cash flows for the years ended
     December 31, 1999 and 1998 and for the Cumulative
     Period from December 10, 1987 (Date of Inception)
     through December 31, 1999                                               F-6

     Notes to financial statements                                           F-8

                                    PART III

ITEM 1. INDEX TO EXHIBITS.

     EXHIBIT                       DOCUMENT                                 NOTE
     -------                       --------                                 ----
       2.1     Initial Articles of Incorporation                             (1)

       2.2     Articles of Incorporation as amended on April 5, 1989         (2)

       2.3     Certificate of Correction of Articles of Incorporation
               as filed on March 22, 1999                                    (2)

       2.4     Bylaws                                                        (2)

       2.5     Amendment to Bylaws                                           (2)

----------
(1) Incorporated by reference from the Registrant's Registration Statement on Form S-18, SE No. 33-21085.

(2) Incorporated by reference from the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1998.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             NEW SYSTEMS, INC.,
                                             a Nevada corporation


Date: February 9, 2000                       By: /s/ Lloyd T. Rochford
                                                 -----------------------
                                                 Lloyd T. Rochford
                                                 Chief Executive Officer

                                NEW SYSTEMS, INC.
                       (FORMERLY MUNICIPAL SYSTEMS, INC.)







                              FINANCIAL STATEMENTS
                                       AND
               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS







                           DECEMBER 31, 1999 AND 1998
              AND FOR THE CUMULATIVE PERIOD FROM DECEMBER 10, 1987
                  (DATE OF INCEPTION) THROUGH DECEMBER 31, 1999

                                NEW SYSTEMS, INC.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Report of Independent Certified Public Accountants......................... F-1

Balance Sheet, December 31, 1999........................................... F-2

Statements of Operations  for the Years Ended December 31, 1999 and
  1998 and for the Cumulative Period From December 10, 1987
  (Date of Inception) through December 31, 1999............................ F-3

Statements of Stockholders' Equity (Deficit) for the period from
  December 10, 1987 (Date of Inception)  through December 31, 1996 and for the Years Ended December 31, 1997 through December 31, 1999...... F-4

Statements of Cash Flows for the Years Ended  December 31, 1999 and
  1998 and for the Cumulative Period From December 10, 1987
  (Date of Inception) through December 31, 1999............................ F-6

Notes to Financial Statements.............................................. F-8

        HANSEN, BARNETT & MAXWELL
        A Professional Corporation
       CERTIFIED PUBLIC ACCOUNTANTS

                                                         (801) 532-2200
    MEMBER OF AICPA DIVISION OF FIRMS                  Fax (801) 532-7944
             MEMBER OF SECPS                      345 East 300 South, Suite 200
MEMBER OF SUMMIT INTERNATIONAL ASSOCIATES        Salt Lake City, Utah 84111-2693



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholders
New Systems, Inc.


We have audited the accompanying balance sheet of New Systems, Inc.(a development stage enterprise) as of December 31, 1999 and the related statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 1999 and 1998, and for the cumulative period from December 10, 1987 (date of inception) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Systems, Inc. as of December 31, 1999 and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998, and for the cumulative period from December 10, 1987 (date of inception) through December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's lack of operations and significant losses raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                                               HANSEN, BARNETT & MAXWELL
Salt Lake City, Utah
January 13, 2000

                                NEW SYSTEMS, INC.
                                  BALANCE SHEET
                             AS OF DECEMBER 31, 1999


                                     ASSETS

CURRENT ASSETS
  Cash ............................................................   $   1,047

    TOTAL CURRENT ASSETS ..........................................       1,047
                                                                      ---------

TOTAL ASSETS ......................................................   $   1,047
                                                                      =========

                     LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
  Accrued liabilities .............................................   $  13,991
                                                                      ---------

     TOTAL CURRENT LIABILITIES ....................................      13,991
                                                                      ---------

STOCKHOLDERS' DEFICIT
  Common stock - $0.001 par value; 250,000,000 shares authorized;
    1,200,002 shares issued and outstanding, respectively .........       1,200
  Additional paid-in capital ......................................     422,946
  Deficit accumulated during the development stage ................    (437,090)
                                                                      ---------

      TOTAL STOCKHOLDERS' DEFICIT .................................     (12,944)
                                                                      ---------

Total Liabilities and Stockholders' Deficit .......................   $   1,047
                                                                      =========

   The accompanying notes are an integral part of these financial statements.

                                NEW SYSTEMS, INC.
                            STATEMENTS OF OPERATIONS

                                                                                          CUMULATIVE FROM
                                                        FOR THE YEARS ENDED               DECEMBER 10, 1987
                                                            DECEMBER 31,                 (DATE OF INCEPTION)
                                                     --------------------------               THROUGH
                                                        1999             1998             DECEMBER 31, 1999
                                                     -----------      -----------         -----------------
GENERAL AND ADMINISTRATIVE EXPENSE ..............   $    34,834         $     8,360         $   271,530
                                                    -----------         -----------         -----------

LOSS FROM CONTINUING OPERATIONS .................       (34,834)             (8,360)           (271,530)

DISCONTINUED OPERATIONS
  Loss from operation of discontinued CSH
    software business ...........................            --                  --            (349,672)
  Gain from disposal of CSH software business....            --                  --             173,766
                                                     -----------         -----------         -----------

LOSS BEFORE EXTRAORDINARY GAIN ..................        (34,834)             (8,360)           (447,436)

EXTRAORDINARY GAIN FROM FORGIVENESS
 OF DEBT ........................................             --                  --              10,346
                                                     -----------         -----------         -----------

  NET LOSS ......................................    $   (34,834)        $    (8,360)        $  (437,090)
                                                     ===========         ===========         ===========

BASIC AND DILUTED LOSS PER SHARE
  Continuing operations .........................    $     (0.03)        $     (0.01)        $     (0.63)
  Discontinued operations .......................             --                  --               (0.41)
  Extraordinary gain ............................             --                  --                0.02
                                                     -----------         -----------         -----------

  NET LOSS ......................................    $     (0.03)        $     (0.01)        $     (1.01)
                                                     ===========         ===========         ===========
WEIGHTED AVERAGE COMMON SHARES USED IN PER
 SHARE CALCULATIONS .............................      1,120,000           1,000,000             433,885
                                                     ===========         ===========         ===========

   The accompanying notes are an integral part of these financial statements.

                                NEW SYSTEMS, INC.
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                 DEFICIT
                                                                               ACCUMULATED
                                               COMMON STOCK       ADDITIONAL   DURING THE    RECEIVABLE      TOTAL
                                           --------------------    PAID-IN     DEVELOPMENT      FROM      STOCKHOLDERS'
                                            SHARES      AMOUNT     CAPITAL        STAGE      SHAREHOLDER     EQUITY
                                            ------      ------     -------        -----      -----------     ------
BALANCE, DECEMBER 10, 1987 (Date of
  Inception)..............................        --   $     --   $      --     $       --     $     --    $       --
Issuance for cash, December 1987,
  $3.61 per share.........................     7,200         7       25,993             --           --        26,000
Cash distribution to shareholder,
  January 1988............................        --         --     (21,000)            --           --       (21,000)
Issuance upon exercise of stock option
 for cash, October 1988, $3.13 per share..     4,000         4       12,496             --           --        12,500
Shares returned in sale of 13% of CSH,
 April 1989, $3.75 per share..............   (30,400)      (30)    (113,970)            --           --      (114,000)

Issuance for cash:
  December 1987 through February 1988,
   $1.39 per share........................    28,800        29       39,971             --           --        40,000
  January 1988, $0.42 per share...........    12,000        12        4,988             --           --         5,000
  October 1988, net of $76,954 offering
    costs, $4.65 per share................    48,000        48      222,998             --           --       223,046
  July 31, 1989, $0.25 per share..........     3,200         3          797             --           --           800
  July 31, 1990, $0.25 per share..........     9,600        10        2,390             --           --         2,400
  November 1, 1990, $0.25 per share.......    24,000        24        5,976             --           --         6,000
  July 31, 1991, $0.25....................     9,600        10        2,390             --           --         2,400
  July 31, 1992, $0.25 per share..........     9,600        10        2,390             --           --         2,400
  December 31, 1992, $0.25 per share......     4,000         4          996             --           --         1,000
  December 31, 1993, $0.25 per share......     9,600        10        2,390             --           --         2,400
  December 31, 1994, $0.25 per share......     1,464         1          365             --           --           366

Issuance for service:
  July 31, 1989, $0.25 per share..........    16,000        16        3,984             --           --         4,000
  July 31, 1990, $0.25 per share..........    48,000        48       11,952             --           --        12,000
  November 1, 1990, $0.25 per share.......    40,000        40        9,960             --           --        10,000
  July 31, 1991, $0.25 per share..........    48,000        48       11,952             --           --        12,000
  July 31, 1992, $0.25 per share..........    48,000        48       11,952             --           --        12,000
  December 31, 1992, $0.25 per share......    20,000        20        4,980             --           --         5,000
  December 31, 1993, $0.25 per share......    48,000        48       11,952             --           --        12,000
  December 31, 1994, $0.25 per share......    48,000        48       11,952             --           --        12,000
  December 31, 1995, $0.25 per share......    48,000        48       11,952             --           --        12,000
  December 31, 1996, $0.25 per share......    48,000        48       11,952             --           --        12,000
  December 31, 1997, $0.25 per share......   422,400       422      105,178             --           --       105,600

Issuance for receivable from shareholder:
  December 31, 1994, $0.25 per share......     8,136         8        2,026             --       (2,034)       --
  December 31, 1995, $0.25 per share......     9,600         9        2,391             --       (2,400)       --
  December 31, 1996, $0.25 per share......     7,200         7        1,793             --       (1,800)       --
Net loss for the period from December
  10, 1987 through December 31, 1997......        --        --           --       (393,896)          --      (393,896)
                                           ---------   -------    ---------     ----------     --------    ----------

BALANCE, DECEMBER 31, 1997................ 1,000,000   $ 1,000    $ 403,146     $ (393,896)    $ (6,234)   $    4,016
                                           =========   =======    =========     ==========     ========    ==========

   The accompanying notes are an integral part of these financial statements.

                                                                     (Continued)

                                NEW SYSTEMS, INC.
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                   (CONTINUED)

                                                                                 DEFICIT
                                                                               ACCUMULATED
                                               COMMON STOCK       ADDITIONAL   DURING THE    RECEIVABLE      TOTAL
                                           --------------------    PAID-IN     DEVELOPMENT      FROM      STOCKHOLDERS'
                                            SHARES      AMOUNT     CAPITAL        STAGE      SHAREHOLDER     EQUITY
                                            ------      ------     -------        -----      -----------     ------
BALANCE, DECEMBER 31, 1997...............  1,000,000   $ 1,000    $ 403,146     $ (393,896)    $ (6,234)   $    4,016

Net advances to shareholder..............         --        --           --             --         (152)         (152)

Compensation for services paid with
 receivable from shareholder, December
 31, 1998................................         --        --           --             --        6,386         6,386

Net loss for the year ended
 December 31, 1998.......................         --        --           --         (8,360)          --        (8,360)
                                           ---------   -------    ---------     ----------     --------    ----------

BALANCE, DECEMBER 31, 1998...............  1,000,000     1,000      403,146       (402,256)          --         1,890

Issuance for cash, April 16, 1999,
$0.10 per share..........................    200,002       200       19,800             --           --        20,000

Net loss for the year ended
 December 31, 1999.......................         --        --           --        (34,834)          --       (34,834)
                                           ---------   -------    ---------     ----------     --------    ----------

BALANCE, DECEMBER 31, 1999...............  1,200,002  $  1,200    $ 422,946     $ (437,090)    $     --    $  (12,944)
                                           =========   =======    =========     ==========     ========    ==========

   The accompanying notes are an integral part of these financial statements.

                                NEW SYSTEMS, INC.
                            STATEMENTS OF CASH FLOWS

                                                                                      CUMULATIVE FROM
                                                              FOR THE YEARS ENDED    DECEMBER 10, 1987
                                                                  DECEMBER 31,      (DATE OF INCEPTION)
                                                             ---------------------        THROUGH
                                                               1999         1998     DECEMBER 31, 1999
                                                             --------      -------   ------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss .............................................     $(34,834)     $(8,360)      $(437,090)
  Adjustments to reconcile net loss to net
    cash used by operating activities:
  Compensation paid with common stock ..................           --           --         208,600
  Compensation paid with furniture and equipment .......           --           --           6,471
  Compensation paid with stock of subsidiary ...........           --           --         129,000
  Compensation paid by reduction of receivable .........           --        6,240           6,240
  Depreciation .........................................           --           --          15,778
  Purchased research and development ...................           --           --          90,000
  Amortization of goodwill .............................           --           --          56,442
  Amortization of debt discount ........................           --           --           5,650
  Changes in assets and liabilities, net of
    effects from acquisition of CSH Corporation:
      Accounts receivable ..............................           --           --           4,941
      Inventory ........................................           --           --           2,941
      Accounts payable and accrued liabilities .........       13,686          305          17,744
  Minority interest in loss of subsidiary ..............           --           --         (64,441)
  Gain from sale of interest in subsidiary .............           --           --        (116,214)
  Gain from disposal of discontinued operations ........           --           --        (173,766)
  Extraordinary gain from forgiveness of debt ..........           --           --         (10,346)
                                                             --------      -------       ---------

     NET CASH USED BY OPERATING ACTIVITIES .............      (21,148)      (1,815)       (258,050)
                                                             --------      -------       ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of furniture and equipment ..................           --           --         (20,015)
  Purchase of CSH Corporation ..........................           --           --         (26,000)
                                                             --------      -------       ---------

     NET CASH USED BY INVESTING ACTIVITIES .............           --           --         (46,015)
                                                             --------      -------       ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of common stock ...............       20,000           --         403,411
  Stock issuance costs paid ............................           --           --         (76,954)
  Distribution to shareholder ..........................           --           --         (21,000)
  Proceeds from subsidiary issuance of common stock ....           --           --          54,800
  Proceeds from borrowing ..............................           --           --          15,560
  Principal payments on notes payable and obligations ..           --           --         (76,060)
  Proceeds from borrowing from related parties .........           --           --          87,016
  Principal payments on notes payable to related parties           --           --         (81,661)
                                                             --------      -------       ---------

     NET CASH PROVIDED BY FINANCING ACTIVITIES .........       20,000           --         305,112
                                                             --------      -------       ---------

NET INCREASE (DECREASE) IN CASH ........................       (1,148)      (1,815)          1,047
CASH AT BEGINNING OF PERIOD ............................        2,195        4,010              --
                                                             --------      -------       ---------

CASH AT END OF PERIOD ..................................     $  1,047      $ 2,195       $   1,047
                                                             ========      =======       =========
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION
   Cash paid for interest ..............................     $     --      $    --       $   3,483
                                                             ========      =======       =========

   The accompanying notes are an integral part of these financial statements.

                                NEW SYSTEMS, INC.
                      STATEMENTS OF CASH FLOWS (CONTINUED)


SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

On December 23, 1987, New Systems, Inc. ("Systems") acquired CSH Corporation. The fair value of the assets acquired was $100,350. Cash in the amount of $26,000 was paid in the acquisition and liabilities of $74,350 were assumed.

In October 1988, Systems paid the remaining $74,000 due on the purchase of CSH Corporation and a former shareholder of CSH exercised his option to acquire 4,000 shares of Systems for $12,500 resulting in the net payment of $61,500 to the former CSH shareholder.

On April 28, 1989, certain officers and directors of Systems were issued 380,000 shares of CSH common stock in exchange for the return and cancellation of 30,400 shares of Systems common stock. The exchange was valued at $114,000 based upon the fair value of the Systems common stock returned. On July 26, 1989, certain of the CSH shareholders returned 200,000 of the above described CSH common shares. The canceled shares were valued at $60,000 using the same value per share as was used when the shares were issued. The issuance, net of the cancellation, of the CSH common stock resulted in recognition of $56,214 of goodwill and a $54,000 increase in minority interest.

In 1998, a receivable from an officer/shareholder in the amount of $6,234 was settled as compensation for services from the officer/shareholder.


   The accompanying notes are an integral part of these financial statements.

                                NEW SYSTEMS, INC.
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

ORGANIZATION AND NATURE OF BUSINESS - New Systems, Inc. ("Systems"), formerly Municipal Systems, Inc., was organized under the laws of the State of Nevada on December 10, 1987 and changed its name to New Systems, Inc. on March 4, 1999. Systems was formed for the purpose of acquiring CSH Corporation ("CSH"). To accomplish that purpose, on December 23, 1987, Mr. Denny W. Nestripke, president of Systems, acquired a 25% interest in CSH for $25,000 and purchased an option for $1,000 to acquire the remaining 75% of CSH for $74,000. On December 30, 1987, Mr. Nestripke transferred the interest in and option for CSH to Systems in exchange for $21,000 and 7,200 shares of common stock. On that same date, Systems granted an option to the holders of the remaining 75% of CSH to acquire 4,000 shares of Systems for $12,500. On October 31, 1988, Systems exercised its option and acquired the remaining 75% interest in CSH for $74,000 and the sellers exercised their stock purchase option at that same time.

The  acquisition   transactions  were  accounted  for  as  a  purchase  business combination with Systems considered the acquiring entity since the CSH shareholders received cash and only a minority interest in Systems from the exercise of the stock option. As explained above, on October 31, 1988, CSH became a wholly-owned subsidiary of Systems. From December 23, 1987 to October 31, 1988, Systems owned 25% of the outstanding common stock of CSH. Since control of the business was obtained on a step-by-step basis, generally accepted accounting principles required the transaction be accounted for retroactively as the acquisition of 100% of CSH on December 23, 1987. To accomplish that requirement, the October 31, 1988 payment of $74,000 was discounted to $68,350 on December 23, 1987 using a 10% discount rate and resulted in a total purchase price of $94,350. The purchase price was allocated to the assets acquired and liabilities assumed based upon their fair values. The main assets acquired were computer software, with a nominal fair value, and in-process research and development with a fair value of $90,000, which was charged to operations at the acquisition date. The excess of the purchase price was $288 which was allocated to goodwill and was expensed at the acquisition date due to its immateriality.

CSH's operations consisted of developing, marketing and selling computer software. Although financing was provided by Systems and other minority interests, CSH was unable to obtain profitable operations due to its software not being accepted in commercial quantities. Pursuant to a vote by Systems' shareholders on April 28, 1989, CSH filed a registration statement with the Securities and Exchange Commission to allow Systems to distribute its CSH shares to the Systems shareholders. However, the distribution never occurred because, prior to the registration statement becoming effective, CSH was dissolved as a corporate entity on November 1, 1990.

The accompanying financial statements include the accounts of Systems and the operations of CSH during the period from its acquisition in 1987 until it was dissolved in 1990. The terminated computer software operations have been presented as discontinued operations in the accompanying statements of operations. The computer software operations had sales of $139,133 from inception through November 1, 1990.

Upon CSH being dissolved on November 1, 1990, Systems recognized a gain in the amount of $173,766 due to previous recognition of losses from the discontinued computer software operations in excess of the investment in CSH. The gain was recognized as a gain from disposal of discontinued operations. At that same time, debt in the amount of $10,346 was assumed by Systems and was forgiven. The forgiveness of debt has been accounted for as an extraordinary gain.

Systems is considered a development stage enterprise. Since 1990, Systems has been inactive except for its recent efforts to become current in filing its reports with the Securities and Exchange Commission and seeking to enter into a potential merger or acquisition transaction.

                                NEW SYSTEMS, INC.
                          NOTES TO FINANCIAL STATEMENTS


USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BASIS OF PRESENTATION -- The Company has no operations and has accumulated losses since inception of $437,090. This situation raises substantial doubt about its ability to continue as a going concern. The accompanying financial statements do not include any adjustments relative to the amount and classification of liabilities that might result from the outcome of this uncertainty. Management is currently seeking one or more potential business ventures through acquiring or merging with a company with viable operations.

BASIC AND DILUTED LOSS PER COMMON SHARE -- In 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, EARNINGS PER SHARE. Under SFAS 128, loss per common share is computed by dividing net loss available to common stockholders by the weighted-average number of common shares outstanding during the period.

NOTE 2 - MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY

On April 28, 1989, Systems entered into an escrow agreement to distribute all of the common stock of CSH to the Systems shareholders; however, that agreement was not fulfilled and the distribution never occurred.
In connection with this agreement, however, certain officers and directors of Systems were issued 380,000 CSH common shares, representing 13% of CSH, in exchange for the return and cancellation of 30,400 shares of Systems common stock. The exchange was valued at $114,000 based upon the fair value of the Systems common stock returned. Due to a negative carrying value of the CSH interest sold, Systems recognized a $116,214 gain from this sale. On July 26, 1989, certain of the CSH shareholders returned 200,000 of the above described CSH common shares. The canceled shares were valued at $60,000 using the same value per share as was used when the shares were issued. The net issuance and cancellation of the CSH common stock resulted in recognition of $56,214 of goodwill which was amortized in full by November 1, 1990 when CSH was liquidated.

During the years ended July 31, 1989 and 1990, CSH issued 40,000 and 430,000 shares of common stock for services valued at $12,000 and $129,000, respectively. In addition, CSH issued 1,000,000 shares of common stock in January 1990 for cash in the amount of $42,800. These transactions were accounted for as increases to minority interest in the accompanying financial statements.

NOTE 3 - STOCKHOLDERS' EQUITY

On March 3, 1999, the stockholders approved a 1-for-250 reverse stock split of the outstanding common stock. The accompanying financial statements have been restated for all periods presented for the effects of the reverse stock split.

As shown in the accompanying statements of stockholders' equity, Systems has issued common stock for services pursuant to an agreement approved by its stockholders with its founding president in April 1989. Subsequently, 48,000 shares of common stock were issued annually for his services through 1996, which were valued at $12,000 per year, or $0.25 per share. During 1997, additional shares of Systems' common stock were issued to its current president and another entity. The value of the services rendered and the fair value of the stock issued was determined to be equal to the par value of the stock.

In April 1999, the Company issued 200,002 shares of stock for proceeds of $20,000 or $0.10 per share.

                                NEW SYSTEMS, INC.
                          NOTES TO FINANCIAL STATEMENTS


NOTE 4 - INCOME TAXES

The Company has paid no federal or state income taxes for any period. The tax effect of the temporary difference that gave rise to the deferred tax asset at December 31,1999, is as follows:

     Operating loss carry forward....................  $ 437,090
     Valuation allowance.............................   (437,090)
                                                       ---------

     TOTAL DEFERRED TAX ASSETS.......................  $      --
                                                       =========

In 1999 and 1998, the valuation allowance increased by $12,994 and $3,117, respectively. As of December 31, 1999, the Company had net operating loss carry forwards for federal income tax reporting purposes of $437,090 which, if unused, will expire from 2002 through 2015.

The following is a reconciliation of the income tax computed using the federal statutory rate to the provision for income taxes:

                                                       1999         1998
                                                     --------      -------
     Tax at federal statutory rate (34%) .......     $(11,844)     $(2,842)
     State benefit, net of federal benefit .....       (1,150)        (275)
     Change in valuation allowance .............       12,994        3,117
                                                     --------      -------

     PROVISION FOR INCOME TAXES ................     $     --      $    --
                                                     ========      =======